Issuer Free Writing Prospectus Filed Pursuant to Rule 433

supplementing the

Preliminary Prospectus Supplement dated September 5, 2012

Registration No. 333-179554

MARRIOTT INTERNATIONAL, INC.

PRICING TERM SHEET

Dated: September 5, 2012

3.250% Series L Notes due 2022

Issuer:	Marriott International, Inc.

Security:	3.250% Series L Notes due 2022

Aggregate Principal Amount:	$350,000,000

Maturity Date:	September 15, 2022

Coupon:	3.250%

Interest Payment Dates:	March 15 and September 15, commencing March 15, 2013

Price to Public:	99.711%

Benchmark Treasury:	1.625% due August 15, 2022

Benchmark Treasury Yield:	1.584%

Spread to Benchmark Treasury:	+ 170 bps

Yield:	3.284%

Redemption Provisions:

The Securities may be redeemed in whole or in part from time to time prior to June 15, 2022 (three months prior to the maturity date of the notes), at the issuer’s option, at a redemption price equal to the greater of (1) 100% of the principal amount of the Securities being redeemed and (2) the sum of the present values of the remaining scheduled payments of principal and interest (not including accrued interest as of the redemption date) on the Securities to be redeemed, discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (the yield to maturity of the United States Treasury security, selected by a primary U.S. government securities dealer, having a maturity comparable to the remaining term of the Securities being redeemed) plus 30 basis points, plus, in each case, accrued and unpaid interest on the Securities to the redemption date.

The Securities may be redeemed in whole or in part from time to time on or after June 15, 2022 (three months prior to the maturity date of the notes), at the issuer’s option, at a redemption price equal to 100% of the principal amount of the notes being redeemed, plus any accrued and unpaid interest on the notes being redeemed to the redemption date.

Expected Settlement Date:	September 10, 2012 (T+3)

CUSIP:	571903 AK9

Denominations:	$2,000 and integral multiples of $1,000 in excess thereof

Change of Control:	Issuer repurchase offer required following certain changes of control as described in the Preliminary Prospectus Supplement dated September 5, 2012.

Anticipated Ratings:	Baa2 by Moody’s Investors Service, Inc. BBB by Standard & Poor’s Ratings Services

Joint Book-Running Managers:	J.P. Morgan Securities LLC Wells Fargo Securities, LLC

Senior Co-Managers	Barclays Capital Inc. Citigroup Global Markets Inc. Deutsche Bank Securities Inc. Goldman, Sachs & Co. HSBC Securities (USA) Inc. Merrill Lynch, Pierce, Fenner & Smith Incorporated RBS Securities Inc.

Co-Managers:

BNP Paribas Securities Corp.

Credit Suisse Securities (USA) LLC

Mitsubishi UFJ Securities (USA), Inc.

PNC Capital Markets LLC

Scotia Capital (USA) Inc.

SunTrust Robinson Humphrey, Inc.

The Williams Capital Group, L.P.

U.S. Bancorp Investments, Inc.

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.

You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities LLC collect at 212-834-4533 or Wells Fargo Securities, LLC at 1-800-326-5897.